PRIMERO

PRIMERO MINING CORP.
20 Queen Street West, Suite 2301
Toronto, Ontario M5H 3R3
Canada
T 416 814 3160 F 416 814 3170
TF 877 619 3160
primeromining.com

October 24, 2013

Dear CDI Holder:

Delisting of Primero Mining Corp. from ASX

Primero Mining Corp. ("**Primero**") (TSX:P, NYSE:PPP, ASX:PPM) has requested and received approval from ASX Limited ("**ASX**") to remove its CHESS Depositary Interests ("**CDIs**") from the Official List of ASX. This letter contains important information about your holding of CDIs and the delisting process.

The information in this letter does not take into account your individual investment objectives, financial situation and needs. The information in this letter is of a general nature and is not financial product advice and should not be relied upon as the sole basis for any investment decision. As a CDI holder you should consult your financial, legal, tax or other professional advisor if you have any queries in relation to the information contained in this letter or how you should act with respect to your holding of CDIs.

1. <u>**Primero to be delisted from ASX**</u>

On 15 October 2013, Primero announced that it had received ASX approval for its removal from the Official List of ASX subject to complying with certain conditions described in this letter.

Trading in CDIs will be suspended with effect from close of trading on ASX on 23 December 2013 ("**Suspension Date**"). Removal of Primero from the Official List of ASX is expected to occur on 30 December 2013 ("**Delisting Date**").

Primero common shares will continue to be listed on the Toronto Stock Exchange ("**TSX**") and the New York Stock Exchange ("**NYSE**"). Trading on the TSX and NYSE will continue during and after the ASX delisting process. This letter seeks to provide CDI holders with information about the delisting process, the options available to CDI holders in connection with holdings of CDIs and certain implications which may arise for CDI holders as a result of the delisting. If you have any questions about the delisting process, please contact Computershare Investor Services Pty Limited ("**Computershare**") at 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia) between 8:30am and 5:00pm (AEST).

2. Reason for delisting from ASX

Primero was admitted to the Official List of ASX on 23 May 2013. Since Primero's admission to the Official List of ASX, there has been a substantial shift in the trading volume of Primero's securities from ASX to the TSX and low liquidity in trading of CDIs on ASX compared to Primero common shares on the TSX and NYSE. In addition, the CDIs held on the Australian register now represent less than 7% of Primero's issued and outstanding share capital.

Primero has determined that sustaining the administrative and compliance costs of an ASX listing is not in the interest of Primero and all its shareholders and, accordingly, has made the decision to delist from ASX.

3. Delisting Process

CDIs will continue to trade on ASX until the close of trading on 23 December 2013, when trading will be suspended. Following the suspension of trading in CDIs, CDI holders will no longer be able to trade their holdings of CDIs on ASX. Following the suspension of trading in CDIs, Primero will be removed from the official list of ASX on 30 December 2013.

This document contains details on the delisting process and the options available to you in respect of your CDIs. By way of summary, you have the following options:

1. *Sell your CDIs*

   Sell your CDIs on the ASX prior to close of trading on **23 December 2013**. For further details, see Section 6 of this document.

2. *Conversion to Common Shares (Register Removal)*

   On or before **31 July 2014**, CDI holders will have the right to convert their CDIs into the underlying Primero common shares ("**Primero Shares**") at the rate of one (1) CDI to one (1) Primero Share.

   Following conversion, those Primero Shares will be held on Primero's Canadian share register and will be able to be sold by you on the TSX or NYSE. This right of conversion is existing and will continue until **31 July 2014**. Further details of the conversion process see Section 6 of this document.

3. *Voluntary Sale Facility*

   If you do not sell your CDIs before **23 December 2013** (as per Option 1 above) and you have not converted your CDIs to Primero Shares (as per Option 2) you may choose to participate in the Voluntary Sale Facility. This facility is currently expected to be open from **2 January 2014** to **31 July 2014**.

   If you choose to participate in the Voluntary Sale Facility the Primero Shares underlying your CDIs will be sold on the TSX or NYSE by Macquarie Capital Markets Canada Ltd. (a subsidiary of Macquarie Group Limited ABN 94 122 169 279) (or its designee) (the "**Sales Agent**"). For further details, see Section 6 of this document.

4. *Compulsory Sale Facility*

   You may choose to do nothing in which case the Primero Shares underlying your CDIs will be sold under the Compulsory Sale Facility on the TSX or NYSE by the Sales Agent between **1 August 2014** and **29 August 2014**.

   For further details, see Section 6 of this document.

In the interests of providing CDI holders greater flexibility to manage their investment in Primero through the delisting process, Primero continues to evaluate options for you to manage conversion and/or sale of CDIs and Primero Shares. Primero may therefore provide you with further updates in the near term that supplement the information below.

Please note that Primero does not make any recommendation or give any advice as to which option you should select. This is because the option that is most appropriate for you will depend on your personal circumstances. Primero strongly encourages you to read this document in full and to consult your financial and tax advisors in relation to the options available to you.

4. Indicative dates for the delisting process

The following table sets out the indicative timetable for the delisting of Primero from ASX. Primero reserves the right to change or extend any of these dates and/or procedures and processes and will promptly announce any such change.

Unless otherwise indicated, all dates are Sydney, Australia dates.

23 December 2013 (at close of trading)	**Suspension Date** – effective date of suspension in trading of Primero CDIs on ASX. Trading in Primero CDIs on ASX is permitted up to close of trading on **23 December 2013**. Please note that you will not be able to trade your CDIs on ASX after close of trading on this date.
30 December 2013 (at close of trading)	**Delisting Date** – effective date of removal of Primero from the Official List of ASX.
2 January 2014	Opening date of the Voluntary Sale Facility.
31 July 2014	Closing date of the Voluntary Sale Facility and last date by when you can convert your CDI holding into Primero Shares.
1 August 2014	Commencement date of the Compulsory Sale Facility.
29 August 2014	Closing date of the Compulsory Sale Facility.

We will notify you by announcement to ASX if there are any changes to this timetable.

5. Impact on Primero following delisting from ASX

Following Primero's removal from the Official List of ASX:

- Primero will remain incorporated in British Columbia, Canada and will continue to be subject to applicable Canadian corporate and securities laws;
- Primero will continue to be listed on TSX and NYSE, and Primero will continue to be subject to the rules of each of those exchanges;
- Copies of Primero's news releases and other relevant corporate information will continue to be available at www.primeromining.com;

- Primero's company filings with the relevant Canadian and United States securities regulatory authorities will continue to be available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov; and
- Primero is and will continue to be a reporting issuer for the purposes of the applicable securities laws of Canada and the United States and as such is and will be subject to regular reporting and disclosure obligations.

6. Options for CDI holders on delisting of Primero from ASX

CDI holders will have the following options with respect to their CDI holdings in conjunction with the delisting of Primero from the Official List of ASX.

OPTION 1: Sell your CDIs on ASX before the Suspension Date (on or before 23 December 2013)

- You can sell your CDIs on ASX at any time prior to close of trading on the Suspension Date (**23 December 2013**) by contacting your stockbroker or financial advisor who can arrange the sale.
- After the Suspension Date, you will **not** be able to sell your CDIs on ASX.
- If you elect to sell your CDIs on ASX prior to the Suspension Date, you will be responsible for any costs associated with the sale of your CDIs as is customary, including any broker commission.

OPTION 2: Convert your CDIs into Primero Shares (up to 31 July 2014)

1. On or before the Delisting Date (30 December 2013)

Until the Delisting Date (**30 December 2013**) you have an existing right to convert your CDIs into underlying Primero Shares listed on TSX or NYSE, at the rate of one (1) CDI to one (1) Primero Share.

2. After the Delisting Date (31 December 2013 until 31 July 2014)

From the Delisting Date until **31 July 2014**, you can still convert your holding into Primero Shares by requesting that the legal title to the underlying Primero Shares be transferred to you. If you choose to do this, the legal title to your entire holding will be transferred to you (i.e. you cannot sell part of your holding under the Voluntary Sale Facility under Option 3 and convert the remainder of your holding to shares under this Option 2).

3. How to convert your CDIs to Primero Shares

To convert your CDIs into Primero Shares you must instruct Computershare on or before **31 July 2014**:

- directly by completing and returning the Register Removal Request enclosed with this letter or by contacting Computershare, if your CDIs are held on Primero's issuer sponsored subregister; or

174330_03RA

- through your broker, if your CDIs are held on the CHESS subregister (*Note: After the Delisting Date all CDI's held on the CHESS subregsiter will be converted to Primero's issuer sponsored subregister, in which case you must complete and return the Register Removal Request as per above).*

If you are unsure which subregister your CDIs are held on, you can contact Computershare on 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia) between 8:30am and 5:00pm Monday to Friday (AEST).

The Register Removal Request form must be returned to Computershare at:

Computershare Investor Services Pty Limited
GPO Box 1326
Adelaide
South Australia 5001
Australia

so that it is received by Computershare no later than **5:00pm (AEST) on 31 July 2014**.

A reply paid envelope is enclosed for CDI holders with a registered address in Australia. CDI holders with a registered address outside Australia will need to affix the appropriate postage.

If you need assistance with completing the Register Removal Request please contact Computershare on 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia) between 8:30am and 5:00pm Monday to Friday (AEST).

4. Holding your Primero Shares in CDS or DRS

In Canada, shares can be held: (i) electronically with a registered Canadian broker in the Canadian Depository for Securities ("**CDS**"); (ii) in certificated form and registered directly on the register; or (iii) in the shareholder's name through the Direct Registration System ("**DRS**").

The DRS system allows shareholders to hold shares in "book-entry" form without having a physical share certificate issued as evidence of ownership. Instead, shares are held in a shareholder's name and registered electronically in Computershare's records. Holders of shares in DRS have all the traditional rights and privileges as holders of shares in certificated form.

You can only trade your Primero Shares on the TSX or NYSE if they are held through CDS. As such, to trade your shares on the TSX or NYSE you will need to independently establish an account with a broker in Canada or the United States, or an Australian broker that has a relationship with a financial institution in Canada or the United States.

Primero will pay all costs associated with CDI conversion to DRS only. Your broker may pass on costs to you associated with depositing your Primero Shares into CDS.

Please note:

- if you hold your Primero Shares through DRS, you will not be able to trade your shares on the TSX or NYSE without first making independent arrangements with a broker in Canada or the United States (or an Australian broker that has a relationship with a financial institution in Canada or the United States) who can facilitate the electronic deposit of any Primero Shares held in DRS into CDS in order to facilitate trading on the TSX and NYSE;
- if you convert your CDIs to Primero Shares you will not be able to trade your Primero Shares on the NYSE or TSX until the conversion process is complete;
- Register Removal Request forms to DRS and CDS positions are mostly processed within 24 hours of receipt;

- any costs associated with the process of holding or selling your Primero Shares on TSX or NYSE will be borne by you. You should also be aware that there may be tax implications associated with either holding or selling Primero Shares on TSX or NYSE; and
- you should contact your broker or financial adviser for information on trading Primero Shares on the TSX and NYSE.

OPTION 3: Participate in the Voluntary Sale Facility (between 2 January 2014 and 31 July 2014)

1. Outline of the Voluntary Sale Facility

After the Suspension Date, if you continue to be a registered holder of CDIs of Primero's Australian registry and you do not wish to proceed with Option 2 above, you will be able to participate in the Voluntary Sale Facility established by Primero to assist CDI holders in selling their underlying Primero Shares.

The Voluntary Sale Facility will be open from **2 January 2014** until **31 July 2014**.

Participation in the Voluntary Sale Facility is entirely voluntary and CDI holders are not obliged to dispose of the Primero Shares underlying their CDIs through the Voluntary Sale Facility.

You should be aware that if you elect to participate in the Voluntary Sale Facility, you must sell **all** of the Primero Shares underlying your CDIs (i.e. you cannot sell a portion of the underlying Primero Shares through the Voluntary Sale Facility).

2. Electing to participate in the Voluntary Sale Facility

To participate in the Voluntary Sale Facility you will need to complete and return the Voluntary Sale Instruction Form enclosed with this letter. This form must be returned to Computershare at:

Computershare Investor Services Pty Limited
GPO Box 1326
Adelaide
South Australia 5001
Australia

so that it is received by Computershare no later than **5:00pm (AEST) on 31 July 2014**.

A reply paid envelope is enclosed for CDI holders with a registered address in Australia. CDI holders with a registered address outside Australia will need to affix the appropriate postage.

If you need assistance with completing the Voluntary Sale Instruction Form please contact Computershare on 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia) between 8:30am and 5:00pm Monday to Friday (AEST).

3. The Sales Agent and Sale Mechanism

Under the Voluntary Sale Facility, Primero will facilitate the transfer of the Primero Shares underlying your CDIs to the Sales Agent for sale on TSX or NYSE.

Primero will pay all broker fees of the Sales Agent on behalf of CDI holders participating in the Voluntary Sale Facility.

Computershare and the Sales Agent may aggregate Voluntary Sale Instruction Forms received under the Voluntary Sale Facility into batches on a fortnightly basis (or longer, at the sole discretion of the Sales Agent, depending on tendering to the facility) with the result that the Primero Shares are sold in multiple transactions on TSX or NYSE by the Sales Agent.

4. Payment of the proceeds from the sale of Primero Shares

The net funds attributable to the sale of your Primero Shares will be paid to you in Australian Dollars approximately 10 business days after the sale of the Primero Shares underlying your CDIs. As stated above, the Primero Shares underlying your CDIs may be aggregated into batches on a fortnightly basis (or longer, at the sole discretion of the Sales Agent, depending on tendering to the facility) and sold by the Sales Agent on TSX or NYSE. Proceeds will be remitted to you based on the average price of the Primero Shares sold in the applicable batch, net of transfer fees and applicable taxes and will reflect the market price and CDN$/A$ or USD$/A$ exchange rate (as applicable depending on whether the Primero Shares are sold on the TSX or NYSE) at time of conversion of the proceeds.

Payment will be made by direct credit into your bank account or by cheque if no bank account is recorded with Computershare. You may update your bank account details by visiting www.investorcentre.com and following the prompts.

5. Tax and Risks

You will be responsible for any tax including personal income tax or capital gains tax which results from your sale of the Primero Shares underlying your CDIs through the Voluntary Sale Facility. Primero strongly encourages you to obtain your own independent professional tax advice based on your individual circumstances before deciding which option you should select.

There are risks associated with the proceeds that you may receive through the sale of the Primero Shares underlying your CDIs under the Voluntary Sale Facility. Your total proceeds will depend on the level of buyer demand, buyer pricing constraints, trading volatility in Primero Shares on TSX and NYSE and the CDN$/A$ or USD$/A$ exchange rate (as applicable depending on whether the Primero Shares are sold on the TSX or NYSE) at the time of conversion of the proceeds. The impact of these factors for those who elect to participate in the Voluntary Sale Facility may be more or less adverse than if they instead had elected another option, or did nothing and were subject to the Compulsory Sale Facility.

OPTION 4: Do nothing – Compulsory Sale Facility (between 1 August 2014 and 29 August 2014)

1. Outline of the Compulsory Sale Facility

CDI holders may choose to do nothing, in which case, by default, CHESS Depository Nominees ("**CDN**") will exercise its power under the ASX Settlement Operating Rules and sell all of your Primero Shares on the TSX or NYSE through the Compulsory Sale Facility to be established by Primero. These Primero Shares may be sold in one tranche by the Sales Agent, however, the Sales Agent has sole and absolute discretion as to when and in how many tranches to sell the Primero Shares.

The Sales Agent will sell Primero Shares under the Compulsory Sale Facility between **1 August 2014** and **29 August 2014**, or such longer period that is needed to sell all remaining Primero Shares held by CDN.

2. The Sales Agent and Sale Mechanism

The Sales Agent, sale mechanism and the process for calculating the proceeds of the sale of the Primero Shares underlying your CDIs under the Compulsory Sale Facility will be the same as that for the Voluntary Sale Facility outlined in Option 3 above. Computershare will remit the proceeds back to applicable CDI holders as soon as practicable by direct credit to their bank account or by cheque if no bank account is recorded.

3. Tax and Risks

You will be responsible for any tax including personal income tax or capital gains tax which results from your sale of the Primero Shares underlying your CDIs through the Compulsory Sale Facility. Primero strongly encourages you to obtain your own independent professional tax advice based on your individual circumstances before deciding which option you should select.

You should be aware that there may be risks regarding the level of proceeds realized through the sale by virtue of the level of buyer demand, buyer pricing constraints, trading, volatility in Primero Shares on TSX and NYSE and A$/CDN$ or A$/US$ exchange rates at the time of conversion of the proceeds from CDN$ to A$ or US$ to A$. The impact of these factors on the level of proceeds of sale for CDI holders who do nothing and are subjected to a forced sale of the Primero Shares underlying their CDIs may be greater and more adverse than if they had chosen to participate in the Voluntary Sale Facility.

To obtain up to date information on the market price of Primero Shares as traded on TSX, please visit the TSX website at www.tsx.com, or on the NYSE please visit the NYSE website at https://nyse.nyx.com.

You should note the following important information regarding the Voluntary Sale Facility and the Compulsory Sale Facility:

- The Sales Agent is providing services to Primero under each respective facility arrangement. The Sales Agent is not providing any service to, or on behalf of, you or assuming or accepting any duty or responsibility to you. Sales of Primero Shares will be effected by the Sales Agent on the TSX or NYSE.
- Participation in the Voluntary Sale Facility must be for **all** of the Primero Shares underlying your CDIs (i.e. you cannot sell part of your then current holding via the Voluntary Sale Facility).
- The net proceeds under both the Voluntary and Compulsory Sale Facilities will be remitted by Computershare Australia, in Australian dollars. The proceeds which electing holders will receive from the sale of Primero Shares will be after the deduction of transfer fees and applicable taxes and will reflect the market price of Primero Shares at the time of the sale and also the relevant exchange rate at the time of the conversion.
- The market price of the Primero Shares which are sold through either facility is subject to change from time-to-time. Neither Primero, the Sales Agent, CDN nor Computershare gives any assurance as to the sale price that may be achieved for the sale of your Primero Shares or the exchange rate that will be used to convert the proceeds from the sale into Australian dollars.

7. Risks

Both Primero's share price and the CDN$/A$ or US$/A$ exchange rate may fluctuate from time to time and accordingly may impact, positively or negatively, the amount of sale proceeds you will receive on the sale of Primero Shares underlying your CDIs. Both CDI holders who elect to participate in the Voluntary Sale Facility and those who do not (and are therefore subject to compulsory sale of their Primero Shares) will be subject to these risks.

Primero's share price will fluctuate over the course of the delisting process based upon, among other factors, general economic and market conditions, the level of buyer demand, buyer pricing constraints, trading, volatility in Primero Shares on the TSX and NYSE, Primero's

business and financial conditions and the results of Primero's operations. Please refer to Primero's Annual Information Form for Primero's financial year ended on 31 December 2012, filed with SEDAR (www.sedar.com) or Primero's Annual Report on Form 40-F for Primero's financial year ended 31 December 2012, filed with the U.S. Securities and Exchange Commission (www.sec.gov), for a further discussion of risks and uncertainties associated with Primero's operations.

8. Tax implications

Primero strongly encourages you to obtain your own independent professional tax advice based on your individual circumstances before deciding which option you should select.

This document does not purport to provide you with any tax advice.

Further Information

If you have any queries regarding the delisting of Primero from ASX, please contact Computershare on 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia) between 8:30am and 5:00pm Monday to Friday (AEST).

Option 2

PRIMERO

ARBN 162 120 327

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1326 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 437 058
(outside Australia) +61 3 9415 4301

⊢ 000001 000 PPM
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

SRN WITHHELD DEC

Use a black pen or type instructions
Print in CAPITAL letters

Where a choice is required mark the box with an "X" [X]

Number of CDI's held at 21 October 2013: **21578**

Register Removal Request (Australian Register to Canadian Register) for all securities held at the relevant time

Are the securities to be dematerialised into CDS?

☐ **Yes CDS Deposit Reference ID: ***

☐ **No** a DRS advice will be issued and mailed.

*Ensure window location (OTH)Other is selected.
The notation in the memo field should read:
AU to CAN movement - no certificates required.

Shareholder contact Telephone Number: ____________________

Please provide mailing instructions if different from the registered address: ____________________

Canadian Custodian/Broker Firm Name: ____________________

Contact Email ____________________

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Number: ____________________

Day/Date __ __ / Month __ __ / Year __ __ __ __

Terms & Conditions

The party completing and lodging this form, represents and warrants that there will be no change of beneficial ownership as a result of Computershare Trust Company N.A., or Computershare Inc., or Computershare Investor Services Pty Limited (collectively Computershare) undertaking the requested removal of securities from the Australian to Canadian Register. Furthermore, the party completing and lodging this form agrees to indemnify and hold harmless Computershare against all costs, claims, damages, expenses, contributions or other liabilities whatsoever, that may arise in the event that the removal of securities requested by this form does constitute a change in beneficial ownership.

Where this form is completed and lodged by a party other than the registered holder, that party represents and warrants to Computershare that it is acting with the full authority of the registered holder of the securities in making this request for removal of the securities from the Australian to Canadian Register.

Where this form is lodged by Sponsoring Participant and the securities to be removed are in a holding on the CHESS subregister, the Sponsoring Participant confirms its approval for the removal of the securities from the nominated holding.

174390_01FWC

Option 3

PRIMERO

ARBN 162 120 327

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1326 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 437 058
(outside Australia) +61 3 9415 4301

A

⊢ 000001 000 PPM
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

SRN WITHHELD DEC

For your security keep your SRN/HIN confidential.

Voluntary Sale Instruction Form - Primero Mining Corp. ("Primero")

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

IMPORTANT:

This is an important document and requires your immediate attention. Use this form only if you wish to sell **all** your CDI's in Primero. You should also refer to the detailed information and other documents that accompanied this form. If you are in any doubt as to how to deal with this form, please consult a professional advisor.

B Number of CDI's

The number of CDI's that you held at 21 October 2013 **21578**

C Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

D Sign here - this section must be signed before we can process this form.

By signing and returning this form, I/we confirm that I/we:

- agree to participate in the Voluntary Share Sale Facility as described in the information enclosed with this form; and
- give the warranties, acknowledgements and agreements set out in the information provided.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Please Note: If you are signing this form on behalf of the securityholder as their attorney under a Power of Attorney, you confirm that you have not been advised that the Power of Attorney has been revoked. A certified copy of the Power of Attorney must be lodged with this form to allow processing.

Day / Month / Year

TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED BY NO LATER THAN 5.00pm (AEST) ON 31 JULY 2014

See back of form for important completion guidelines

174380_01FXC

Samples/000001/000002

How to complete this form

Securityholders who wish to sell all their CDI's under the Voluntary Share Sale Facility must lodge a Voluntary Sale Instruction Form

A **Registration Name(s)**

Your name and address as it appears on the register of Primero.

B **Number of CDI's**

This is the total number of CDI's you held at close of business on 21 October 2013. By signing and returning this form, you are electing to sell all the CDI's you hold at the relevant time.

C **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

D **Signature(s)**

You must sign and date the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged that document with Computershare Investor Services Pty Limited ("CIS"). Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Lodgement of Voluntary Sale Instruction Form

If you wish to participate in the Voluntary Share Sale Facility, this Voluntary Sale Instruction Form must be completed and received by CIS Adelaide **by no later than 5.00pm (AEST) on 31 July 2014. The facility is expected to be open from 2 January 2014 to 31 July 2014.**

It is your responsibility to allow sufficient time for this form to be received by CIS. A reply paid envelope is enclosed for posting from within Australia.

Your Voluntary Sale Instruction Form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 1326
ADELAIDE SA 5001

Neither CIS nor Primero accepts any responsibility if you lodge the Voluntary Sale Instruction Form at any other address or by any other means.

Privacy Statement

Personal information is collected on this form by CIS, as registrar for Primero, for the purpose of effecting your instructions in relation to the Voluntary Share Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to Primero and its professional advisers, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material approved by Primero in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact CIS on telephone 1300 437 058 (within Australia) or +61 3 9415 4301 (outside Australia).

This form may not be used to notify your change of address. For information please contact CIS on the numbers above or visit the share registry at www.computershare.com

S I F

P P M

174380_01FXC